Mail Stop 6010
Via Facsimile and U.S. Mail

June 18, 2007

Mr. W. Bruce Swain, Jr.
Executive Vice President and
Chief Financial Officer
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA 30342

Re: Crawford & Company
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 16, 2007
        File No. 001-10356

Dear Mr. Swain:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief